File No. 70-8879


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 3
                               TO
                            FORM U-1

            APPLICATION-DECLARATION WITH RESPECT TO
                THE FORMATION OF A JOINT VENTURE

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     EUA COGENEX CORPORATION
                    EUA COGENEX-CANADA, INC.
           P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

            (Name of companies filing this statement and address of principal executive offices)

                  EASTERN UTILITIES ASSOCIATES

       (Name of top registered holding company parents of
                    applicants or declarants)

               CLIFFORD J. HEBERT, JR., TREASURER
                  EASTERN UTILITIES ASSOCIATES
           P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

            (Name and address of agents for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:

                    ARTHUR I. ANDERSON, P.C.
                     McDermott, Will & Emery
                         75 State Street
                        Boston, MA  02109


ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION.

Item 1 is hereby amended by adding the following paragraph:

VI   EWG.  As required by Rule 54, all applicable conditions
contained in Rule 53(a) are, and assuming the consummation of the proposed transactions will be, satisfied and none of the conditions contained in Rule 53(b) exist or will exist as a result of the proposed transactions making Rule 53(c) inapplicable.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned duly authorized individuals.


                              EUA COGENEX CORPORATION

                              EUA COGENEX-CANADA, INC.


                              By:  /S/Edward T. Liston
                                   Edward T.  Liston
                                   Their President

Dated: July 14, 1997